January 24, 2011

By EDGAR and Facsimile to (202) 772-9218

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attn:  Dennis C. Hult

RE:	IntriCon Corporation Form 10-K for the fiscal year ended December 31, 2009 File No. 1-05005

Dear Mr. Hult:

The Company hereby submits its response to the comment and proposed resolution raised in the verbal correspondence between the Company and the Staff on January 20, 2011.

Form 10-K for the Year Ended December 31, 2009

Consolidated Statements of Operations, page 40

RESPONSE:    As requested, the Company will revise future filings to expand its disclosure and include the below detail of fees included in the Datrix acquisition costs of $277 thousand.

Datrix Acquisition Costs	Total (in thousands)
Investment Banker	$121
Legal	127
Accounting	2
Other	27
Total	$277

Additionally, the Company will disclose the reason for non-operating expense treatment in the statement of operations, similar to the following:

We consider the majority of the acquisition costs to be of the non-operating, miscellaneous nature, as they were incurred as part of a non-operating activity, a business acquisition. The Company’s investment banker costs during the period relate to the acquisition and without such acquisition, the costs would not have been incurred.  Further, legal and accounting services were specifically billed for the acquisition project.

U.S. Securities and Exchange Commission
January 24, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions, please call me at (651) 604-9526.

Sincerely,

/s/ Scott Longval

Scott Longval Chief Financial Officer

cc:	Nicholas A. Giordano, Audit Committee Chairman Mark S. Gorder, CEO Francis E. Dehel, Esquire Peter Keller, CPA